

September 2, 2010

Brenda G. Gujral
President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland American Real Estate Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and June 30, 2010**
> **File No. 000-51609**

Dear Ms. Gujral:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K,

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, page 52

Impairment, page 53

1. We note that you conduct an analysis on a quarterly basis to determine if indicators of impairment exist to ensure that the property's carrying value is recoverable. However on page 78 you have indicated that impairment is assessed whenever events or changes in circumstances indicate that its carrying amount may not be recoverable as required under FASB ASC 360-10-35-21. Please explain the discrepancy.

Financial Statements and Notes

Note 3 – Investment Properties, page 82

2. We note that you began to consolidate LIP Holdings, LLC in your financial statements in fiscal year 2009 based upon obtaining effective control over the joint venture. Please tell us what is meant by effective control and explain to us your basis in GAAP that supports your consolidation of this joint venture.

Note 4 – Investment in Unconsolidated Entities, page 84

3. We note that you hold a significant ownership interest in Net Lease Strategic Asset Fund L.P. and D.R. Stephens Institutional Fund LLC. Please tell us how you determined that consolidation of these joint ventures was not required under GAAP.

Note 18 – New Accounting Pronouncements, page 103

4. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to legacy accounting standards accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief